                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                      FIDELITY NATIONAL FINANCIAL, INC.
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 316326-10-7
                        ------------------------------
                                (CUSIP Number)


     Frank P. Willey, Esq., President, Fidelity National Financial, Inc.
 17911 Von Karman Ave., Suite 500, Irvine, California 92714   (714) 622-5000
- -------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 June 2, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 316326-10-7                                        Page 2 of 6 Pages
          -----------                                             -    -

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Frank P. Willey
         ###-##-####

- ------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                        (b) [ ]
         NOT APPLICABLE
- ------------------------------------------------------------------------------
3  SEC USE ONLY

- ------------------------------------------------------------------------------
4  SOURCE OF FUNDS

         NOT APPLICABLE
- ------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

         NOT APPLICABLE
- ------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

- ------------------------------------------------------------------------------
 NUMBER OF     7  SOLE VOTING POWER
  SHARES           569,285.2597 as of 7/13/95
BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY      8  SHARED VOTING POWER
  EACH             NONE
 REPORTING     ---------------------------------------------------------------
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH            569,285.2597 as of 7/13/95
              ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                   NONE

- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        569,285.2597 shares plus 98,837 shares in exercisable stock options as of 7/14/95

- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

         NOT APPLICABLE
- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.09% (excludes stock options) as of 7/13/95

- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN

- ------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. (a)     Title of Class of Securities:

                   Common Stock     $.0001 Par Value

        (b)     Name of Issuer:

                   FIDELITY NATIONAL FINANCIAL, INC.

        (c)     Address of Issuer's Principal Executive Offices:

                   17911 Von Karman Avenue
                   Suite 500
                   Irvine, CA  92714

Item 2. (a)     Identity and Background of Reporting Person:

                   Frank P. Willey

        (b)     Business Address:

                   17911 Von Karman Avenue
                   Suite 500
                   Irvine, CA  92714

        (c)     Principal Occupation and Business Address:

                   President
                   FIDELITY NATIONAL FINANCIAL, INC.
                   17911 Von Karman Avenue
                   Suite 500
                   Irvine, CA  92714

        (d) Reporting Person has never been convicted in any criminal proceeding, excluding traffic violations.

        (e) Reporting Person has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein such a proceeding resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Citizenship:

                                United States


Item 3. Source and Amount of Funds or Other Consideration: The transaction which subjected Reporting Person to this filing requirement occurred on June 2, 1995, wherein Reporting Person's ownership interest in Issuer was decreased to 5.09% of the issued and outstanding common stock of Issuer, as a result of the sale to Fidelity National Financial, Inc. by Reporting Person of 250,000 shares held by Reporting Person. Reporting Person sold 250,000 shares at $13.00 per share totaling $3,250,000.

Item 4.  Purpose of Transaction:

         Reporting Person sold 250,000 shares of Common Stock of Issuer to Issuer. This sale was not made with any intent by Reporting Person to change or influence any corporate business plan or proposal of Issuer.

Item 5.  Interest in Securities of the Issuer:

         (a) Amount Beneficially Owned:

                              569,285 plus 98,837 shares in
                              exercisable stock options as of
                              7/14/95

            Percent of Class:

                              Approx. 5.09% (excludes stock options)
                              as of 7/13/95

         (b) Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                              569,285 shares

            (ii)  Shared power to vote or to direct the vote:

                              NONE

            (iii) Sole power to dispose or to direct the disposition:

                              569,285


            (iv)  Shared power to dispose or to direct the disposition of:

                              NONE

         (c) None, other than regularly reported purchases through the Fidelity National Financial, Inc. Employee Stock Purchase Plan.

         (d) NOT APPLICABLE

         (e) NOT APPLICABLE

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer:

            A copy of the Purchase Agreement, Promissory Note and Stock Pledge Agreement associated with and in support of the transaction which prompted this filing, were filed with the initial 13D as Exhibits "A", "B" and "C".

Item 7. Material filed as Exhibits in support of transaction prompting filing:

                        NONE

Signature:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   July 17, 1995
                                        -----------------------------------
                                                       Date

                                                  FRANK P. WILLEY
                                        -----------------------------------
                                                     Signature


                                        Frank P. Willey
                                        President
                                        -----------------------------------
                                                     Name/Title

                                                                APPENDIX A

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                           (Amendment No.       )*
                                          ------


                      FIDELITY NATIONAL FINANCIAL, INC.
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 316326-10-7
                        ------------------------------
                                (CUSIP Number)


     Frank P. Willey, Esq., President, Fidelity National Financial, Inc.
 2100 S.E. Main Street, Suite 400, Irvine, California 92714   (714) 852-9770
- -------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              November 17, 1994
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 316326-10-7                                        Page 2 of 6 Pages
          -----------                                             -    -

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Frank P. Willey
         ###-##-####

- ------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                        (b) [ ]

- ------------------------------------------------------------------------------
3  SEC USE ONLY

- ------------------------------------------------------------------------------
4  SOURCE OF FUNDS

         PF

- ------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

- ------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

- ------------------------------------------------------------------------------
 NUMBER OF     7  SOLE VOTING POWER
  SHARES           816,682.2011 as of 12/31/94
BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY      8  SHARED VOTING POWER
  EACH             NONE
 REPORTING     ---------------------------------------------------------------
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH            816,682.2011 as of 12/31/94
              ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                   NONE

- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        816,682.2011 shares + 98,837 shares in exercisable stock options as of 12/31/94

- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.5% (exclusive stock options) as of 12/31/94

- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. (a)     Title of Class of Securities:

                   Common Stock     $.0001 Par Value

        (b)     Name of Issuer:

                   FIDELITY NATIONAL FINANCIAL, INC.

        (c)     Address of Issuer's Principal Executive Offices:

                   2100 S. E. Main Street
                   Suite 400
                   Irvine, CA  92714

Item 2. (a)     Identity and Background of Reporting Person:

                   Frank P. Willey

        (b)     Business Address:

                   2100 S. E. Main Street
                   Suite 400
                   Irvine, CA  92714

        (c)     Principal Occupation and Business Address:

                   President
                   FIDELITY NATIONAL FINANCIAL, INC.
                   2100 S. E. Main Street
                   Suite 400
                   Irvine, CA  92714

        (d) Reporting Person has never been convicted in any criminal proceeding, excluding traffic violations.

        (e) Reporting Person has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein such a proceeding resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Citizenship:

                                United States


Item 3.  Source and Amount of Funds or Other Consideration:

         The transaction which subjected Reporting Person to this filing requirement occurred on November 17, 1994, wherein Reporting Person's ownership interest in Issuer was increased to 5.5% of the issued and outstanding common stock of Issuer, as a result of the purchase of Reporting Person of 428,271 shares held in Issuer by Sussex Holdings, Ltd. Defined Benefit Plan. Reporting Person paid a total of $3,854,459.00 for Issuer's stock. $500,000.00 of the purchase price was paid in cash. The remaining balance of $3,354,439.00 was evidenced by Promissory Note and secured by Stock Pledge Agreement.

Item 4.  Purpose of Transaction:

         Reporting Person purchased such shares of Issuer's stock referred to above for the purpose of investment.

Item 5.  Interest in Securities of the Issuer:

         (a) Amount Beneficially Owned:

                              816,682.2011 + 98,837 shares in
                              exercisable stock options as of
                              12/31/94

            Percent of Class:

                              Approx. 5.5% (excludes stock options)
                              as of 12/31/94

         (b) Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                              816,682,2011 shares

            (ii)  Shared power to vote or to direct the vote:

                              NONE

            (iii) Sole power to dispose or to direct the disposition:

                              816,682.2011


            (iv)  Shared power to dispose or to direct the disposition of:

                              NONE

         (c) None, other than regularly reported purchases through the Fidelity National Financial, Inc. Employee Stock Purchase Plan.

         (d) NOT APPLICABLE

         (e) NOT APPLICABLE

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer:

            A copy of the Purchase Agreement, Promissory Note and Stock Pledge Agreement associated with and in support of the transaction which prompted this filing, are attached as Exhibit's "A", "B" and "C", respectively.

Item 7. Material filed as Exhibits in support of transaction prompting filing:

                        Exhibit "A"  Stock Purchase Agreement
                        Exhibit "B"  Promissory Note
                        Exhibit "C"  Stock Pledge Agreement

Signature:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 January 31, 1995
                                        -----------------------------------
                                                       Date

                                                  FRANK P. WILLEY
                                        -----------------------------------
                                                     Signature


                                        Frank P. Willey
                                        President
                                        -----------------------------------
                                                     Name/Title